

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

Via E-mail
Rubel Yilmaz
Chief Financial Officer
VTTI Energy Partners LP
25-27 Buckingham Palace Road
London, SW1W 0PP
United Kingdom

  Re: VTTI Energy Partners LP
    Amendment No. 2 to Registration Statement on Form F-1
    Filed July 14, 2014
    Response Letter Dated July 14, 2014
    File No. 333-196907

Dear Mr. Yilmaz:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response Letter Dated July 14, 2014

Exhibit A

Page 17

1. At the top of the page you state: "Upon consummation of this offering, the selling unitholder will own 56.5% of our outstanding common and subordinated units (or 50.0% of our outstanding common and subordinated units if the underwriters' option to purchase additional common units is exercised in full)." It appears you calculated the percentages indicated in this disclosure excluding the number of units expected to be held by the general partner, 821,429 units. As a result, the percentages here do not correspond with the ownership percentages depicted in the tabular presentation on page 13. Please revise all corresponding ownership percentages throughout Exhibit A to be consistently based on the total number of units expected to be outstanding, as depicted on page 13.

Capitalization, page 56

2.   Please provide us with detailed calculations for each of the pro forma equity component amounts presented.

3.   The pro forma amount of Owner's equity, $585.4 million does not agree with the corresponding amount presented on page P-4, $548.8 million. Additionally, the "Total capitalization" amount of $1,465.6 million does not appear to be mathematically correct. Please revise to eliminate all inconsistencies.

Forecasted Results of Operations, page 61

4.   Please tell us why the amounts for the general partner's and limited partners' interests in net income do not sum to the amount of net income attributable to parents equity, $21.4 million.

Certain Relationships and Related Party Transactions, page 138

5.   Please tell us how the $329 million in cash from the net proceeds received by the selling unitholder for the common units it is selling in the offering was determined.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director